EASTON, INC.
5150 N. Tamiami Trail, #202
Naples, FL 34103

Information Statement
Pursuant To Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

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INTRODUCTION

This Information Statement is being sent to you in connection with an anticipated change in all members of the Board of Directors of Easton, Inc (the "Company"). It is being mailed to all persons who are holders of record of the Company's common stock on or before April 19, 2002, and to persons who are not currently shareholders of the Company, but who have subscribed for the purchase of shares of common stock and are expected to become holders of record prior to the anticipated change in control. The information included in this Information Statement regarding the persons designated to become directors of the Company following the change in control has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

The Company was formed as a "blind pool" or "blank check" company, whose business plan was to seek to acquire a business opportunity through completion of a merger, exchange of stock, or other similar type of transaction. The Company has now identified a business opportunity it wishes to acquire and is prepared to proceed with implementation of its business plan through completion of the proposed acquisition.

This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of the proposed business acquisition, and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

Proposed Terms of Transaction.

The principal shareholders of the Company have entered into a Stock Purchase Agreement dated February 15, 2002, with Bancorp Intertrade Group, Inc., a Nevada corporation ("Bancorp"), pursuant to which persons designated by Bancorp have agreed to purchase approximately 80% of the Company's issued and outstanding common stock. The closing under the Stock Purchase Agreement will result in a change in control of the Company. As a result, at the time of closing under the Stock Purchase Agreement the current voting officers and directors of the Company will resign, and the out-going directors will appoint persons designated by the purchasers as successor members of the Board of Directors.

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As of April 17, 2002, the Company has a total of 10,000,000 shares of common stock issued and outstanding. However, prior to closing under the Stock Purchase Agreement, the Company expects to complete two actions which will have the effect of reducing the number of issued and outstanding shares to a total of 4,001,416 shares.

First, the Company plans to complete the issuance of 10,007,080 additional shares for which it has received signed subscription agreements. This will increase the total number of issued and outstanding shares from 10,000,000 to 20,007,080 shares. After issuing the new shares, the Company then plans to complete a 1:5 reverse stock split which was approved by a vote of its shareholders on March 22, 2002. The reverse split will reduce the number of issued and outstanding shares from 20,007,080 to 4,001,416 shares, which is the number of shares expected to be issued and outstanding at the time of closing under the Stock Purchase Agreement.

Under the terms of the Stock Purchase Agreement, persons designated by Bancorp will purchase a total of 3,201,132 shares from some of the Company's current shareholders for a total cash purchase price of $50,000, or approximately $0.01562 per share. The 3,201,132 shares being purchased will represent approximately 80% of the Company's 4,001,416 outstanding shares.

The closing under the Stock Purchase Agreement is a condition precedent to closing under the terms of an Agreement for Share Exchange (the "Exchange Agreement") entered into between the Company and Bancorp on or about February 15, 2002 . The Exchange Agreement provides that the Company is to acquire an aggregate of up to 10,000 shares of the common stock of Bancorp (representing 100% of its issued and outstanding common stock) solely in exchange for shares of common stock of the Company. The share exchange is to be completed on the basis of one share of common stock of the Company for each share of Bancorp common stock acquired. Thus, the Company will be required to issue 10,000 shares of its common stock in order to acquire all of the issued and outstanding common stock of Bancorp. After completion of the share exchange, Bancorp will be a wholly-owned subsidiary of the Company and it is anticipated that all future business operations of the Company will be conducted through Bancorp.

It is the intention of the parties to complete closing under both the Stock Purchase Agreement and the Exchange Agreement as soon as reasonably possible. However, the obligations of the parties to consummate the transaction contemplated by the Stock Purchase Agreement and the Exchange Agreement are subject to satisfaction of certain conditions precedent. One such condition precedent is completion of changes to the Company's capital structure as described above. Another condition precedent is compliance with Rule 14f-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, which requires the Company to provide prior written notice to its shareholders of the anticipated change in identity of the members of its Board of Directors not less than ten (10) days prior to date upon which the new directors are to take office.

There is no assurance that the transactions contemplated by the Stock Purchase Agreement and the Exchange Agreement will be completed because there is no assurance that the parties will satisfy all of the conditions for closing. As a result of the requirement to comply with the provisions of Rule 14f-1, the closings will not occur prior to April 29, 2002.

Business of Bancorp Intertrade Group

Bancorp Intertrade Group, a Nevada corporation ("Bancorp"), which will become a wholly-owned subsidiary of the Company following completion of the proposed stock purchase and share exchange transactions, is in the business of facilitating credit and asset enhancements for select clients. Among other things, Bancorp has entered into a management and administrative agreement to organize, process, manage and administer all files, documents, and correspondence for a European financial institution.

Bancorp derives revenue from the payment of fees and through stock ownership in the financial entities it services. Bancorp is not a financial or investment advisor. It does not manage investments, handle securities transactions or engage in financial transactions on behalf of customers.

MANAGEMENT

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions held and tenure
Joseph Pioppi	73	President and a director since August, 1997
Dominick Pope	69	Director since August 1997
James J. Charles	57	Secretary and a director since August, 1997

The directors named above will serve until the first annual meeting of the Company's stockholders or until their successors have been appointed. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month.

There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

Joseph Pioppi.

Mr. Pioppi graduated from Brooklyn Community College with an Associate degree in Electrical and Electronic Technology. He attended City College of New York Bernard Baruch School of Business and studied computer technology at Temple University. Mr. Pioppi was employed with the Pennsylvania Railroad, the Penn Central Railroad, and was a systems analyst for Conrail.

Dominick Pope.

Since 1977, Mr. Pope has served as President of the L.J. Loeffler In-House Communications Business, located in New York City. Mr. Pope attended Baruch College. Mr. Pope was formerly the chairman of Intercom Technologies Corp.

James J. Charles.

Since January 15, 1999, Mr. Charles has been the Sr. Vice President Finance and Chief Financial Officer of ATEC Group, Inc. From 1994 to 1998 he was a financial consultant to several public companies, including ATEC. From 1991 to 1994 he was the Chief Financial Officer of Caribbean Printing Industries. From 1966 to 1992, he was a partner with Ernst & Young.

There are no family relationships between any of the directors or officers of the Company.

The Company has no standing audit, nominating or compensation committees of the board of directors, or any committees performing similar functions.

The Company's board of directors did not hold any formal meetings during the fiscal year which ended December 31, 2001.

Compliance With Section 16(a) of the Exchange Act.

The Company's officers, directors and principal shareholders have each filed an Annual Statement of Changes in Beneficial Ownership on Form 5.

DESIGNEES AS COMPANY DIRECTORS
AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of each of the persons expected to be appointed to the Company's Board of Directors and each of the persons expected to be appointed as an executive officer of the Company following completion of the reorganization described herein:

Name	Age	Position
Tommy K. Hill	52	President and Director
Bernard Schnitzler	47	Secretary, Treasurer and Director
Stewart Sytner	53	Chief Operating Officer and Chairman of the Board
Milton Miller	69	Director
David Michael Holbrook	54	Director

Biographical Information

Tommy K. Hill

Tommy K. Hill has been a Director of Global Acess (BWI) LTD., a telecommunications company in the West Indies since 1993. Prior thereto he was Director, Castle Harbour International Corp., a mortgage lending company in New York, NY for the period 1986 - 1993. Prior thereto he was Director, International Data Bank, Newport News, Virginia; owner/CEO Computer Systems Company, Newport News, Virginia.; and a registered representative with National Financial Planning/Operations Company, Newport News, Virginia. Mr. Hill holds a B.S. degree in political science from Virginia Polytechnic Institute and State University.

Bernard Schnitzler

Bernard Schnitzler has been a Director of Bancorp Intertrade Group since 2001 and Secretary/Treasurer of its overseas operations since 1999. Mr. Schnitzler is an entrepreneur in the international merchandise closeout business. His clients are major retail outlets in the United States and abroad. He began in this business as a sole proprietor in 1976. He is a graduate of the Lakewood Yeshiva in 1975 where he studied advance Talmudic law.

Stewart Sytner

Stewart Sytner has been a Director of Intertrade Bank, a bank which is organized and chartered in Yugoslavia, since 2000. Mr. Sytner is a consultant in financial services to public companies in the United

States and abroad. From 1987 to 1997 he served as a consultant to several Wall Street related firms as part of his affiliation with Ingram Michaels. He earned his M.S. from C.W. Post Center of Long Island University in 1973.

Milton Miller

Milton Miller was Director of Jamonda Enterprises from 1989 to 1999 and a Director of HSTV, a publicly traded company, from 1993 to 1997. Mr. Miller founded Lane Leather Products Corporation in 1958 and served as its President until he retired in 1990. He received his B.A. degree from City College of New York in 1954.

David Michael Holbrook

David Michael Holbrook has been Managing Director and then a consultant for Brookwood Consulting in Oklahoma City, Oklahoma, since 1995, where he has been involved in various activities including assisting telecommunications companies in going public by merging with trading public shell companies. From 1978 to 1994 he worked on various projects in the oil and gas industry with special assignments in Africa, Russia and the CIS countries. From 1969 to 1978 he was an operations and sales manager for Borg Warner. Mr. Holbrook earned a B.S. degree in Business Administration from Central State University, Edmund, Oklahoma, in 1969.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

As of April 15, 2002, the Company has 10,000,000 shares of common stock issued and outstanding. However, one of the conditions precedent to closing of the proposed stock purchase and share exchange transactions is to complete changes to the Company's capital structure which will reduce the number of issued and outstanding shares to a total of 4,001,416. The following table reflects share ownership following completion of the change in capital structure, and sets forth the number of shares of common stock owned of record and beneficially by current executive officers, directors, persons who hold 5% or more of the outstanding common stock of the Company and by current officers and directors as a group. The table also reflects the percentage ownership of shares by such persons both prior to, and following, completion of the share exchange transaction with Bancorp.

Name and Address	Number of Shares Beneficially Owned Before Closing Under Stock Purchase Agreement	Percent of Class Before Closing Under Stock Purchase Agreement	Number of Shares Beneficially Owned After Closing Under Stock Purchase Agreement	Percent of Class After Closing Under Stock Purchase Agreement
James Charles [1] 5150 TamiamiTrail North, Ste. 202 Naples, FL 34103	0	0	0	0
Glenn Little 211 West Wall Midland, Texas 79701	260,000	6.5%	100,000	2.50%
Mid-Continental Securities Corp. 5150 Tamiami Trail North, Ste. 202 Naples, FL 34103	892,920	22.32%	892,920	0%
Pacific Growth Investments, Ltd. c/o Pan Agr. International Corp. 515 Madison Avenue, 21st Fl. New York, NY 10022	260,774	6.52%	100,000	2.50%
Frank Pioppi 381 Revere Street Winthrop, MA	400,000	9.97%	75,734	1.9%
Joseph Pioppi [1] 5150 TamiamiTrail North, Ste. 202 Naples, FL 34103	400,000	9.97%	100,000	2.50%
Dominick Pope [1] 5150 Tamiami Trail North, Ste. 202 Naples, FL 34103	402,400	10.06%	100,000	2.50%
Elie Saltoun c/o Pan Agr. International Corp. 515 Madison Avenue, 21st Fl. New York, NY 10022	260,772	6.52%	100,000	2.50%

Michelle Suppes
5150 Tamiami Trail North,
Ste. 202
Naples, FL 34103   1,093,200   27.32%   193,200   4.83%

All officers and directors as a
group   802,400   20.05%   200,000   5.0%

(1) The person listed is an officer, a director, or both, of the Company.

SECURITY OWNERSHIP OF CERTAIN FUTURE BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of completion of closing under the Stock Purchase Agreement and the Agreement for Share Exchange, the number of shares of common stock of the Company expected to be owned of record and beneficially by persons who are expected to be appointed as directors and executive officers of the Company, by persons who are expected to then hold 5% or more of the outstanding common stock of the Company and all expected future officers and directors as a group.

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Tommy K. Hill	150,000	3.75%
Bernard Schnitzler	450,000	11.25%
Stewart Sytner	441,132	11.02%
Milton Miller	200,000	5.0%
David Michael Holbrook	150,000	3.75%
All officers and directors as a group (5 in number)	1,391,132	34.77%

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

No officer or director has received any remuneration or compensation from the Company. The Company currently has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnification of Officers and Directors

As permitted by Delaware law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil, criminal, administrative or investigative proceeding brought against them on account of their being or having been Company directors or officers to the fullest extent permitted by Delaware law unless, in any such action, they are adjudged not to have met the standard of conduct required by Delaware law to make it permissible for the Company to provide indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

Pursuant to Delaware General Corporation Law, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

The Company's principal shareholders have negotiated or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, completion of the business combination transaction with Bancorp. In this process, it is likely that the Company's principal shareholders may have considered their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders were not afforded the opportunity to approve or consent to the proposed transaction.

LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated. No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

April 18, 2002